Mail Stop 3561

December 1, 2008

Kenneth D. Tuchman, Chief Executive Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

> **Re:** **TeleTech Holdings, Inc.**
> **Correspondence Submitted on November 5, 2008 Regarding**
> **Annual Report on Form 10-K for the Year Ended December 31, 2007**
> **Filed July 16, 2008**
> **Quarterly Report on Form 10-Q for the Period Ended**
> **September 30, 2008**
> **Filed November 4, 2008**
> **File No. 1-11919**

Dear Mr. Tuchman:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Quarterly Report on Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures, page 40

1. On the top of page 44, you state that there were no changes in your internal control over financial reporting that occurred during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, you internal control over financial reporting. However, on the top of page 42, you state that beginning in the first quarter of 2008 "and continuing through the date of this Form 10-Q," your management has been actively engaged in the planning for, "and implementation of," remediation efforts to address the material weaknesses in your internal control over financial reporting. Therefore, it appears that, in fact, there have

been changes to your internal control over financial reporting that occurred during the period ended September 30, 2008. If true, in future filings, please revise your document to disclose the changes to your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If not true, in future filings, please revise your document to clarify that you have not made any of the changes to your internal control over financial reporting that you discussed in your Management's Plan for Remediation subsection in the period covered by this report.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Compensation Discussion and Analysis, page 73

2. We note your response to comment two in our letter dated October 23, 2008. In that response, you state that your compensation committee has adopted formal procedures regarding the granting of stock options. Please describe these procedures by providing your intended disclosure for future filings.

The Role of Cash Compensation, page 78

3. We note your response to comment three in our letter dated October 23, 2008. In that response, you state that you "will disclose objective financial criteria, if any, used in determining [your] contributions to fund the incentive benefit pool…with respect to the last fiscal year." However, it does not appear that you have disclosed this information regarding your last fiscal year. If you have disclosed it already, please tell us where we can find this information. If you have not disclosed this information already, please do so by providing us with your intended disclosure for future filings.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. David Hershberger, Esq.
       TeleTech Holdings, Inc.
       Via Facsimile